SEC FILE NUMBER 000-10815
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CRS

For Period Ended: January 2, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Unified Grocers, Inc.

Full Name of Registrant

Former Name if Applicable

5200 Sheila Street

Address of Principal Executive Office (Street and Number)

Commerce, CA 90040

City, State and Zip Code

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Unified Grocers, Inc. (referred to herein as the “Company,” “we,” or “our”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2016 (the “Quarterly Report”) within the prescribed time period for the following reason:

As previously announced, the Audit Committee of the Company, with the assistance of independent legal counsel, has conducted an investigation of issues relating to the setting of case reserves and management of claims by the Company’s insurance subsidiaries and related matters (“Insurance Investigation”). The Company is currently evaluating what impact, if any, the findings from the Insurance Investigation will have on the Company’s consolidated condensed financial statements for the quarterly period ended January 2, 2016, 2015 consolidated financial statements, 2014 consolidated financial statements, any consolidated financial statements previously filed, or the Company’s assessment of its disclosure controls and procedures or internal control over financial reporting.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael F. Henn	323	264-5200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the fiscal year ended September 27, 2014; Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2014; Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2015; Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2015; Annual Report on Form 10-K for the fiscal year ended October 3, 2015.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of operations for its first fiscal quarter ended January 2, 2016 (the “2016 1st quarter”) reflected by the earnings statements to be included in the Quarterly Report will show changes as described below from the results of operations for the corresponding 2015 fiscal quarter ended December 27, 2014 (the “2015 1st quarter”).

The Company experienced an increase in net sales for the 2016 1st quarter compared to the 2015 1st quarter, with the increase in net sales totaling $5.1 million or 0.5%. The growth in sales for the 2016 1st quarter compared to the 2015 1st quarter was achieved primarily through the growth in sales to existing customers, the addition of sales to Haggen’s California, Nevada and Arizona stores (see below), and the addition of new customers, which were partially offset by lower meat sales prices due to declines in the related commodity cost that were passed along to our customers. Effective November 21, 2015, the Company is no longer supplying product to Haggen’s California, Arizona and Nevada stores. We do not expect sales to Haggen to continue at the levels generated in the 2016 1st quarter.

Distribution, selling and administrative expenses (net of depreciation and amortization) increased $4.3 million for the 2016 1st quarter compared to the 2015 1st quarter. This increase was primarily due to higher logistics costs related to the support of Haggen’s California, Arizona and Nevada stores, in addition to expanding our business into a new Stockton facility as we began selling general merchandise, health, beauty and wellness products to Raley’s Supermarkets and other customers commencing in the second quarter of our fiscal year ended October 3, 2015. The Company also experienced increased non-union employee postretirement benefit expenses due to the credit from the changes in the retiree medical program having been fully utilized in our fiscal year ended October 3, 2015.

Operating income decreased $1.3 million for the 2016 1st quarter compared to the 2015 1st quarter primarily due to increased logistics costs, partially offset by improved margins in both our perishable and non-perishable product lines.

Estimated patronage dividends consist of the patronage activities from the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2016 and 2015 1st quarters, respectively, we had patronage earnings of $2.2 million and $1.3 million in the Southern California Dairy Division, $0.2 million and $0.2 million in the Pacific Northwest Dairy Division and no patronage earnings in the Cooperative Division. Although facing challenges in a competitive market, the Southern California Dairy Division implemented operational improvements in the second half of fiscal 2015, resulting in higher patronage earnings due to improved margins in addition to lower operating expenses for the 2016 1st quarter compared to the 2015 1st quarter. The Cooperative Division experienced a loss in the 2016 1st quarter due primarily to the factors discussed in operating income above.

The Company decreased its tax valuation allowance by approximately $8.2 million in the 2016 1st quarter compared to an increase of $0.8 million in the 2015 1st quarter. The decrease in the valuation allowance in the 2016 1st quarter resulted from the sale of our discontinued insurance operations on October 7, 2015 (see below).

On December 28, 2015, the Company received consent from Wells Fargo Bank, National Association, as administrative agent, and the other lenders party to the Company’s Amended and Restated Credit Agreement dated as of June 28, 2013, as amended by the First Amendment and Consent dated as of June 27, 2014 and as further amended by the Second Amendment, Consent and Lender Joinder dated as of December 18, 2014 and the Consent dated as of June 26, 2015 (as so amended, the “Credit Agreement”), to extend the due date of the covenant requirement to deliver consolidated audited financial statements of the Company and certain certificates and information required to be delivered with the financial statements to June 30, 2016, and to extend the deadline for delivery of annual financial projections required pursuant to the Credit Agreement to January 31, 2016. The financial projections were delivered prior to the January 31, 2016 deadline. On December 28, 2015, the Company’s wholly-owned subsidiary, Grocers Capital Company, received consent from California Bank & Trust, as arranger and administrative agent for the Amended and Restated Loan and Security Agreement, dated as of September 26, 2014 as amended by Amendment Number One dated as of June 26, 2015, to extend the due date of the covenant requirement to deliver consolidated audited financial statements of the Company to June 30, 2016. See Item 1.01. “Entry into a Material Definitive Agreement – Amendment of Amended and Restated Credit Agreement” and “ – Grocers Capital Company Amended and Restated Loan and Security Agreement” of the Company’s Current Report on Form 8-K, filed on December 29, 2015, for additional information.

Availability under the revolving credit agreement was approximately $138.1 million at the end of the 2016 1st quarter.

On September 8, 2015, Haggen announced that it had filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Prior to Haggen’s bankruptcy filing, we terminated our product supply agreement with Haggen. On October 6, 2015, the Company entered into a trade arrangement with Haggen, pursuant to which the Company agreed to continue to supply Haggen with merchandise during Haggen’s bankruptcy case, pursuant to certain terms, in exchange for Haggen making certain critical trade payments to the Company to reduce our prepetition claim balance against Haggen. After application of these critical trade payments, the approximately $6 million balance of our prepetition claim for goods supplied to Haggen will be afforded administrative expense priority under section 503(b)(9) of the Bankruptcy Code. While the Company is continuing to supply Haggen’s Washington and Oregon stores with product during Haggen’s bankruptcy case, the Company cannot currently determine the number of stores that may be supplied upon completion of Haggen’s Chapter 11 process or the duration of any such supply arrangement. Product that the Company supplies to Haggen during Haggen’s bankruptcy case is entitled to administrative expense priority under the Bankruptcy Code. The Company may terminate its current supply arrangement with Haggen in the event of payment shortfall that remains uncured for one business day. To confirm a Chapter 11 plan of reorganization, Haggen is required to pay administrative expense claims in full under the Bankruptcy Code.

See Item 7.01. “Regulation FD Disclosure” of the Company’s Current Report on Form 8-K, filed on September 17, 2015, for additional information concerning the Company’s relationship with Haggen.

The Company anticipates that the results of operations for the 2016 1st quarter will include the following:

Selected Consolidated Statement of Earnings (Loss) Items (unaudited)

(dollars in thousands)	For the 13 Weeks Ended
	January 2, 2016	December 27, 2014
Gross billings	$999,246	$994,544

Net sales	$972,865	$967,767

Distribution, selling & administrative expenses (net of depreciation & amortization)	62,120	57,782
Depreciation & amortization	7,596	6,929
Operating income	3,665	5,015
Interest expense	2,482	2,718
Loss on early extinguishment of debt	—	3,200
Earnings (loss) before estimated patronage dividends and income taxes	1,183	(903)
Estimated patronage dividends	(2,412)	(1,492)
Net loss from continuing operations	(1,243)	(1,320)
Net (loss) earnings from discontinued operations	(586)	83
Net loss	$(1,829)	$(1,237)

Results of Operations by Segment (unaudited)

(dollars in thousands)	For the 13 Weeks Ended
	January 2, 2016	December 27, 2014

Wholesale distribution	$3,526	$4,894
All other	139	121

Operating income	$3,665	$5,015

On October 7, 2015 (the “Closing Date”), the Company completed the sale, at a discount, of all of the outstanding shares of the Company’s wholly owned subsidiary, Unified Grocers Insurance Services (the “Agency”), to AmTrust Financial Services, Inc. (“AmTrust”) pursuant to the terms of a Stock Purchase Agreement (the “Stock Purchase Agreement”) entered into by and between the Company and AmTrust on April 16, 2015. The Agency owns all of the outstanding shares of the capital stock of Springfield Insurance Company (“SIC”) and Springfield Insurance Company Limited (Bermuda) (“SICL,” and collectively with SIC and the Agency, the “Acquired Companies”).

The estimated purchase price received for the Acquired Companies was $26.2 million in cash proceeds, representing an agreed-upon discount to the estimated Tangible Book Value (“TBV”) as of the Closing Date, which was calculated as defined in the Stock Purchase Agreement. Subsequent to the end of the Company’s 2016 1st quarter, in accordance with the Stock Purchase Agreement, AmTrust delivered to the Company a draft closing statement, including its calculation of the TBV as of the Closing Date. The final purchase price will be adjusted to reflect any difference between the estimated TBV as of the Closing Date and the actual TBV as of the Closing Date. The Company anticipates any such adjustment will not be material. The Company utilized the net proceeds of this transaction to repay certain indebtedness. The Company recorded an estimated net loss of $19.4 million for the fiscal year ended October 3, 2015 in conjunction with the sale of the Acquired Companies at the Closing Date. The Company incurred approximately $0.6 million in additional expenses attributable to the Insurance Investigation during the Company’s 2016 1st quarter, and such expenses are included in the loss from discontinued operations in our selected consolidated statement of earnings (loss) above.

See Item 2.01. “Completion of Acquisition or Disposition of Assets” and Item 2.05. “Costs Associated With Exit or Disposal Activities” of the Company’s Current Report on Form 8-K, filed on October 14, 2015, and Item 1.01. “Entry into a Material Definitive Agreement,” including Exhibit 99.1, “Stock Purchase Agreement by and between Unified Grocers, Inc. and AmTrust Financial Services, Inc. dated as of April 16, 2015” thereto, of the Company’s Current Report on Form 8-K, filed on April 22, 2015, for additional information.

The foregoing information is preliminary and unaudited and may be subject to change in the Quarterly Report when filed, including, without limitation, as a result of the Insurance Investigation described above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements concerning the possible outcome of the Insurance Investigation, Haggen’s bankruptcy filings, Haggen’s relationship to the Company and possible results of operations for the 2016 1st quarter and the 2015 1st quarter. Forward-looking statements often include words such as “believe,” “expect,” “project,” “potential,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that such expectations will be achieved, and actual results could differ materially from those expressed in the forward-looking statements due to a variety of factors, including the results of the Insurance Investigation, the ability of the Company to remediate any material weakness in its internal control over financial reporting and disclosure controls and procedures, the final sales price adjustments related to the sale of the insurance subsidiaries, the outcome of the Haggen bankruptcy process, changes in Haggen’s relationship to the Company, changes in Haggen or the Company’s business and other factors disclosed from time to time in the Company’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date hereof. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.

Unified Grocers, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 9, 2016	By:	/s/ Michael F. Henn
Michael F. Henn
Executive Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)

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